Exhibit 99.1

April 16, 2024

BY SEDAR+

Board Diversity Commitment

The Board of Directors (the “Board”) of Franco-Nevada Corporation (the “Company”) wishes to re-confirm its commitment to diversity on the Board.  In connection with such commitment, the Board has updated its Diversity and Inclusion Policy to firmly commit to appointing a racially or ethnically diverse director to the Board by no later than the Company’s annual general shareholder meeting in 2025.  A copy of the updated policy is attached hereto and is also available on our website at www.franco-nevada.com/corporate.

Diversity and Inclusion Policy

Diversity and Inclusion

The board of directors (the “Board”) and management of Franco-Nevada Corporation (the “Corporation”) recognize the importance of diversity and inclusion to the success of the Corporation and are committed to diversity and inclusion at all levels of the Corporation.

The Corporation is committed to:

   Creating a workplace environment that promotes dignity and respect for all directors, officers and employees of the Corporation (“Representatives”) in which individual differences and the contributions of all Representatives are recognized and valued.

   Striving for diversity at the Board level and ensuring that women, Black, Indigenous and other people of colour, individuals who identify as LGBTQ2S+, and people with disabilities (“Diverse Persons”) are considered for appointment/election to the Board.

   Striving for diversity at the senior management level (Vice Presidents and above) (“Senior Management”) and ensuring that Diverse Persons are provided with employment and career progression opportunities.

   Providing access to a safe, inclusive and accessible workplace ensuring that all Representatives are able to participate and work to their full potential.

   Engaging with stakeholders of the Corporation to obtain a better understanding of diversity and inclusivity issues.

Diversity at the Board and Senior Management Level

At the Board and Senior Management levels, the Board believes that highly qualified individuals of diverse backgrounds are important elements in achieving strong corporate performance as well as good governance.

To support this, the Compensation and ESG Committee of the Board, when identifying candidates to recommend for appointment/election to the Board or for appointment/promotion to Senior Management positions:

a)	considers candidates who are highly qualified based on their experience, functional expertise, personal skills, qualities and values;
b)	puts emphasis on all forms of diversity; and
c)	engages, where appropriate, qualified independent external advisors to conduct searches for candidates that meet the Board’s skills and diversity criteria.

In furtherance of diversity at the Board and Senior Management levels, the Corporation:

a)	aspires to attain by its annual meeting in 2022, and thereafter maintain, a Board composition in which at least 30% of the independent directors are women;
b)	aspires to attain by 2025, and thereafter maintain, at least 40% Diverse Persons at the Board level and Senior Management level on an aggregated basis;
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c)

aspires to attain and thereafter maintain diversity at the Board level on grounds broader than gender diversity and in connection with such goal, the Corporation firmly commits to appoint a racially or ethnically diverse director by no later than its annual general shareholder meeting in 2025; and

d)

commits to ensuring that women and other Diverse Persons will be included in any pool of candidates being considered for appointment/election to the Board and for appointment/promotion to Senior Management positions as necessary to achieve the foregoing aspirations.

Administration of the Policy

Changes to the Policy

The Board will review this policy annually to ensure that it is effective in achieving its objectives and may recommend changes to such objectives or this policy, or may recommend additional objectives, as appropriate.

Responsible Officers

The Chief Legal Officer has been designated as the individual responsible to oversee this policy.

Date

Updated on April 16, 2024. This Policy supersedes any written or oral representations that are in any way inconsistent with it.

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